Mail Stop 03-06


						May 31, 2005
Gerald S. Blaskie
Chief Financial Officer
Superconductive Components, Inc.
2839 Charter Street
Columbus, Ohio 43228


	Re:	Superconductive Components, Inc.
		Form 10-KSB for year ended December 31, 2004
		Filed March 31, 2005
		File No. 000-31641


Dear Mr. Blaskie:

	We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.


						Sincerely,


						Martin F. James
						Senior Assistant Chief Accountant